Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

THE COAST DISTRIBUTION SYSTEM, INC.

A STOCK CORPORATION

•	ARTICLE I: The name of this Corporation is The Coast Distribution System, Inc.

•	ARTICLE II: Its registered office in the State of Delaware is to be located at 160 Greentree Dr., Suite 101, in the City of Dover, County of Kent, Zip Code 19904. The registered agent in charge thereof is National Registered Agents, Inc.

•	ARTICLE III: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

•	ARTICLE IV: The amount of the total stock this corporation is authorized to issue is 100 shares with a par value of 0.01 per share.

•	ARTICLE V: A director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of a director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of the directors of the Corporation shall be limited or eliminated to the fullest extent permitted by the Delaware General Corporation Law, as so amended from time to time. Any repeal or modification of this Article V by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.